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                                                                    EXHIBIT 3.2a


                                  AMENDMENTS TO
                                 AMENDED BYLAWS
                                       OF
                          WORLDWIDE MEDICAL CORPORATION
                            (a Delaware corporation)

        The following Sections shall constitute the full text of the referenced sections of the amended bylaws of Worldwide Medical Corporation, a Delaware corporation:

                                 Article III (1)

        1. The property, affairs and business of the corporation shall be managed by its Board of Directors, which shall consist of five persons. The Board of Directors, by resolution duly adopted, may from time to time decrease or increase the number of directors, to any number not less than three (3) persons and not more than twelve (12) persons. Except as hereinafter provided, directors shall be elected at the annual meeting of the stockholders by plurality vote and each director shall be elected to serve for one year and until his successor shall be elected and shall qualify. Directors need not be stockholders.


                                 Article III (8)

        8. For so long as the Corporation is indebted to Princeton Biomeditech Corporation, Jemo Kang while serving as a director of the Corporation shall have the right to veto decisions by the Board of Directors of the Corporation with respect to the selections, retention, and the terms and conditions of employment of the Corporation's Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer. This provision shall not be subject to amendment by the Board of Directors, notwithstanding any provision of Article IX to the contrary, and may only be amended by stockholder vote as provided for by Article IX.